EXHIBIT 12.1
California Water Service Group
Computation of Ratios of Earnings to Fixed Charges
In thousands except ratios

	Year ended December 31,
	2008	2007	2006	2005	2004
Earnings(1):
Income before income tax expense	63,936	51,882	42,419	47,229	43,111

Fixed charges expensed and capitalized	20,591	19,719	19,669	18,600	18,664
Capitalized interest	(3,411)	(2,585)	(2,700)	(900)	(824)

	81,116	69,016	59,388	64,929	60,951

Fixed Charges:
Interest expensed and capitalized, and amortization of capitalized expense related to indebtedness	20,591	19,719	19,669	18,600	18,664
Estimated interest component of rent expense	237	221	208	180	205

	20,828	19,940	19,877	18,780	18,869

Ratio of earnings to fixed charges	3.89	3.46	2.99	3.46	3.23

(1)	As defined by Item 503(d) of Regulation S-K